      driving
----     the    ----------------------
      eHealth connection.
       ---------------

[MERGE LOGO]

99 annual report

------------------
      our time has come.                           [PHOTO]
   ---------------


          MY FELLOW SHAREHOLDERS:

               I am pleased to report that this is a time of unprecedented opportunity for Merge.

               e Health-the efficient, cost-effective delivery of healthcare via Internet communications- has seen tremendous growth in 1999. This, combined with the actions we have taken and the investments we have made throughout the years, has put Merge Technologies in a unique position to tap into the burgeoning e Health opportunity.

               Our 1999 revenue of $13.3 million represented a 38% increase over 1998 revenues of $9.7 million. This is in line with our strategy of driving top-line revenue gains along with overall market share-the two factors that will determine the true leaders in the e Health connectivity and applications market. Every 1999 quarter, in fact, saw record revenues.

               Excluding charges related to our acquisition of Interpra Medical Imaging Network, our net loss for 1999 was $1.3 million or $0.22 per share. This compares to a 1998 net loss of $1.9 million or $0.34 per share. In 1999, we invested to prepare the company for the growth ahead.

                                                      99  PRESIDENT'S LETTER

          GROWING WITH EHEALTH.


               At Merge we drive the "e" in e Health by providing the means to create the electronic patient record, and to distribute and utilize it using the Internet. In 1999, we took many critical steps to further our success.

               Through acquisitions and key strategic alliances, we added significant new technologies that extend our product offerings beyond connectivity into computer applications, while increasing our target markets twentyfold. At the same time, we continued to enhance our existing technologies.

               We strengthened our management team with new talent and expertise, and we realigned segments of the company to better allow us to extend our market penetration and scale rapidly to meet new opportunities. We also expanded our presence in global markets, invested strongly in sales and marketing, and continued our leadership role in developing industrywide communi-cation standards.

     In short, in 1999 we made the necessary moves and leveraged our investments to position Merge for substantial, accelerated top-line growth in 2000.



MERGE ON THE VERGE.

     In fact, if you compare Merge to other investment opportunities in e Health, you'll see a future that's extremely bright.

     Unlike most e Health companies, Merge is both a world leader and a long-term player in medical connectivity. We have served thousands of healthcare institutions worldwide for over 12 years, and we pioneered the use of Internet technologies for the communication of medical information.

     For years we've succeeded in solving the tough connectivity challenges of the largest market segment of e Health-in the hospital and in clinical practice, where most healthcare costs originate.

     We can do this, quite frankly, because we understand how healthcare works. Our collective experience and knowledge give us rare insight into the immense intricacies and daunting challenges that are unique to healthcare.

     Simply put, we have what it takes to be a successful player in this complex domain. And we have never been more prepared, more focused or more energized than we are at this moment.

     eHealth has arrived. We've made the right investments. Our time has come.


                                                         6.4   9.7   9.7   13.3
                                                          96   97     98    99

                                                              TOTAL REVENUE
                                                              (in millions)

          Very truly yours,

          /s/ William C. Mortimore
          WILLIAM C. MORTIMORE president and chief executive officer

          MERGE PRODUCTS AND SERVICES:
----------------------------------
   creating and distributing the electronic
          patient record.
                  -------------------------

      Throughout the healthcare industry, Merge hardware, software and integration products are used to convert data from a variety of medical devices into standard medical data communications formats. Using Merge products, physicians, hospitals, clinics and other healthcare providers can:


               - Register patients and remotely order and schedule their
                 diagnostic imaging procedures.

               - Electronically collect and store medical diagnostic images such as X-rays and MRI, ultrasound or CT scans.

               - Select specific diagnostic images to be included for reference in a physician's or radiologist's patient report.

               - Directly convert a physician's or radiologist's dictated comments and interpretation into a text form to be included with images in a complete patient report.

               - Distribute patient reports including both diagnostic images and written interpretation over the Internet for secure access by attending physicians and specialists anytime and anywhere.

               [PHOTO]
               report creation

               [PHOTO]
               physician's office

               [PHOTO]
               diagnostic read

               [PHOTO]
               patient registration

               [PHOTO]
               image capture
                                                     unprecedented
                                                  OPPORTUNITIES
                                                     for merge solutions.
                                          -------------------------------------

                                               - Of the estimated 25 to 30
                                                 billion clinical, financial
                                                 and administrative healthcare
                                                 transactions that occur
                                                 annually, only a small fraction
                                                 are currently done
                                                 electronically.


                                               - "Radiology results reporting"
                                                 and "Delivery of clinical
                                                 applications" -the primary
                                                 focus of Merge Technologies-
                                                 are two of the top three
                                                 "Products and Services
                                                 Perceived by Physicians as
                                                 Valuable if Provided Over a
                                                 Secure Intranet or Extranet."


                                               - "The use of the Internet in
                                                 healthcare is quickly becoming
                                                 indispensable from a
                                                 competitive standpoint."

                                                   SOURCE: "EHEALTH 2000:
                                                           HEALTHCARE AND THE
                                                           INTERNET IN THE NEW
                                                           MILLENNIUM" WIT
                                                           CAPITAL INDUSTRY
                                                           REPORT JANUARY 31,
                                                           2000

[PHOTO]
                                               - The dis-integration of
                                                 healthcare is the primary
                                                 cause of waste-up to $250
                                                 billion annually-and is
                                                 responsible for as many as
                                                 98,000 lives lost each year
                                                 due to medical errors.

                                                   SOURCE: THE HEALTHCARE
                                                           FINANCIAL
                                                           ADMINISTRATION

          eHealth:
  ------------------------
  a market ripe with potential.
--------------------------

     To date, e Health-with its promise of
dramatic improvements in healthcare
efficiency and cost-effectiveness-has not materialized as quickly as many had predicted.

     Greater connectivity and integration
within the hospital environment, as well as to the outside world of patients and payers, will be the key drivers of eHealth.

                 For years, Merge has pioneered and led the development of the technologies, products and services that connect healthcare. We have system solutions in over 325 customer sites, and our technology can be found in thousands of locations worldwide.

                 Now, as we further expand our capabilities into Internet-based computer applications, the time is ripe for Merge to impact the healthcare industry in a big way through eHealth.

          1999 in review:
---------------------------
     building an ehealth enterprise.
            ----------------------

                            ACQUISITIONS & ALLIANCES
We made moves on                In September, we completed the acquisition of
                            Interpra Medical Imaging Network Ltd. of Toronto,
                            Canada.
multiple fronts in 1999     This armed us with the technology to develop and
                            introduce MergeWeb(TM), a Java-based middleware and
to strengthen our           clinical data repository product that is our
                            foundation for achieving a true electronic patient record.

market position as              1999 also saw a significant expansion of our
                            strategic alliances and partnerships in the
a leader in eHealth         individual market segments that we have targeted.
                            These alliances allow us to give our customers
connectivity and            access to extended product offerings and new and
                            complementary technologies, while providing us with
applications.               a further expansion of our sales distribution
                            channels.

                            SALES & MARKETING
                                With the acquisition of Interpra, our combined
                            product offerings moved Merge from a $50 million market into market segments totaling over $1 billion-an increase in line with our focus on driving top-line revenue.

                                With our new products, we are now taking a dual
                            approach to the market-attacking key vertical markets such as medical imaging, dictation and radiology, while offering integrated health-care horizontally across the entire enterprise. What's more, we are ideally positioned to control those markets we've targeted. Our installed base already lets us touch more than 20 million healthcare transactions annually, and we have Systems Solutions in over 7% of U.S. hospitals.

     TECHNOLOGIES & SERVICES

          In 1999 we introduced our enhanced design CaseWorks(TM) product, and late in the year we began delivery of ExamWorks(TM), our next medical Internet appliance. ExamWorks(TM) is an easy-to-use touch-screen appliance that eliminates one of the biggest barriers to achieving the integrated eHealth future, and sales are already strong.

          Our professional service groups represented a more significant portion of our overall business in 1999 than ever before. We added personnel to double the size of the groups, and revenue from services exceeded 10% of total revenues for the first time ever.

     GOING GLOBAL

          1999 was also a year of continued global expansion for the Company. In October, we established Merge Technologies Kabushiki Kaisha, a subsidiary in Tokyo, Japan that will allow us to better serve this growing market and develop more sales opportunities. In addition, our European office received ISO 9001 Certification for the excellence of its products and services, and we also invested in ramping up our development office in Toronto, Canada.

          With business from outside of the United States growing to 39% in 1999, Merge continues as a major provider of world-class eHealth solutions.

-----------------------------------------
          BOARD OF DIRECTORS

     ROBERT T. GERAS - CHAIRMAN(1)(3) president - LaSalle Investments,
                                      Incorporated

     ROBERT A. BARISH, M.D.(3) associate dean for clinical affairs and professor, department of surgery and medicine
                               - University of Maryland School of Medicine

     DENNIS BROWN(1) vice president - finance, chief financial officer and treasurer - Sybron International Corporation (NYSE: SYB)

     MICHAEL D. DUNHAM(1)(2)(4) executive vice president of business development - IFS Industrial and Financial
                                Systems

     DOUGLAS S. HARRINGTON, M.D.(2) chief executive officer and president -
                                    Chromavision Medical Systems, Inc.
                                    (NASDAQ: CVSN)

     KEVIN E. MOLEY(2) private investor

     WILLIAM C. MORTIMORE(3)(4) president and chief executive officer -
                                Merge Technologies Incorporated

     HYMIE S. NEGIN(4) president - Joca Corporation

       COMMITTEES OF THE BOARD
          (1)audit committee
          (2)compensation committee
          (3)nominating committee
          (4)executive committee

             ---------------------------------------------------
                            EXECUTIVE OFFICERS

                 WILLIAM C. MORTIMORE president and chief executive officer

                 COLLEEN M. DOAN chief financial officer, treasurer
                                 and secretary

                 MICHAEL J. FRANCO vice president, engineering and chief
                                   technology officer

                 JOSEPH P. GENTILE director of worldwide system sales

                 ANTON VAN KIMMENADE vice president, service and branch
                                     manager, europe

                 STEVEN J. NEVERMANN director of manufacturing and logistics

                 DAVID M. NOSHAY vice president, strategic marketing

                 WILLIAM L. STAFFORD vice president, sales - OEM/VAR solutions


--------------------------------------------
          CORPORATE INFORMATION

     STOCK EXCHANGE LISTING Nasdaq SmallCap: MRGE
     INDEPENDENT AUDITORS KPMG LLP
     REGISTRAR AND TRANSFER AGENT Firstar Trust Company, 1555 North River
                                  Center Drive, Suite 301, Milwaukee, WI 53212
     ANNUAL MEETING May 23, 2000, 10:00 a.m., Embassy Suites Hotel,
                    1200 South Moorland Road, Brookfield, WI 53008

                                  [MERGE LOGO]

                              PEOPLE. TECHNOLOGY.
                                   CONNECTED.

                         Merge Technologies Incorporated

Headquarters              Europe                Japan
1126 South 70th Street    Spegelt 34            Aios Gotanda Annex 5F,
Milwaukee, WI             5674 CD Nuenen,       1-7-11 Higashi
53214-3151, U.S.A.        The Netherlands       Gotanda, Shinagawa-ku, Tokyo,
Tel: (414) 977-4000       Tel: 31(40)299-0770   Japan 141
Fax: (414) 977-4200       Fax: 31(40)290-6615   Tel: (81)(3)3440-9109
An ISO 9001                                     Fax: (81) (3) 3440-9108
certified company.

          email: shareholder-info@merge.com - home page: www.merge.com


AR(4/00)         (C)2000 Merge Technologies Incorporated. All rights reserved.